UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Date of Report: December 2, 2002
                                        ----------------




                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                Form 20-F xxx Form 40-F
                                                          ---          ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                 Yes         No xxx
                                                    --------    ---

                                   ENCLOSURES


               -    News Release Dated December 2, 2002
               -    Interim Financial Statements
               -    Confirmation of Mailing




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Crew Development Corporation
            ---------------------------------------------------------
                                  (Registrant)




  Date: December 2, 2002:              By:  Rupi Khanuja
                                            ----------------------------------
                                            Rupi Khanuja, Corporate Controller

December 2, 2002

TRADING SYMBOL:            TORONTO & OSLO: CRU
                           FRANKFURT: KNC, OTC-BB-other: CRWVF


                                  NEWS RELEASE

          Crew Development Corporation announces First Quarter Results
          ------------------------------------------------------------


VANCOUVER, Canada, December 2, 2002, Crew Development Corporation (TSE &OSE:CRU,
Frankfurt: KNC, OTC-BB- other CRWVF) today announced its financial results for the first quarter ended September 30, 2002.

Results of Operations:

For the three months ended September 30, 2002, the Company incurred a net loss of $52,534 ($0.00 per share), compared with a net loss of $395,726 ($0.00 per share) for the three months ended September 30, 2001.


In thousands (all figures expressed in Canadian dollars)        Three months       Three months
                                                                       ended    ended September
                                                               September 30,                30,
                                                                        2002               2001
                                                          ------------------ ------------------
Head office interest and other income                                   51                159
Administrative costs (excluding African operations)                 (1,485)            (1,178)

Foreign exchange (loss) gain                                          (117)             1,005

African operations                                                   1,499                179

Costs relating to Mindoro Nickel Project                              --                 (561)
                                                           ===============    ===============
Net loss for the fiscal period                             $           (52)   $          (396)
                                                           ===============    ===============

For the three months ended September 30, 2002, the Company's 41% investment in Metorex, accounted for using the equity method amounted to $1,499,408.(the Company began accounting for its investment in Metorex on an equity basis effective April 30, 2002. The Company's 41% equity income in Metorex for the two months ended June 30, 2002 amounted to $ 1,549,819). In comparison for the three months ended September 30, 2001, the company consolidated its 53% interest in Metorex in the financial statements, the net income for the period amounted to $ 179,000. The performance of the Metorex operations was assisted by an increase in revenues by 34%, which was assisted by increased sales volumes from the coal and antimony, improved commodity prices and the devaluation of the Rand/US dollar exchange rate.

The net loss for the three months ended September 30, 2002, includes realized foreign exchange loss of $116,863, compared with an unrealized foreign exchange gain of $1,004,740 for the three months ended September 30, 2001. The unrealized gains in 2001 were due primarily to the company holding significant cash balances denoted in denominated in Norwegian krone, which strengthened against the Canadian dollar during the quarter ended September 30, 2001.

Administrative, office and general expenses for the three months ended September 30, 2002, amounted to $1,120,074, compared with $ 2,795,275 for the three months ended September 30, 2001, of which $1,801,056 arises on consolidation of Metorex. Professional fees for the three months ended September 30, 2002, amounted to $304,096, compared to $163,029 for the three months ended September 30, 2001. The primary increase in the professional fees relate to Standard Bank financing and formation of the new company for the Nalunaq Gold project.

During the three months ended September 30, 2002, the Company used $2,204,116 in investing activities. The Company invested $1,922,090, in advancing the Nalunaq Gold project. The Company also invested $95,492 on a new mineral property in Northern Norway, Ringvassoy Gold project. In addition $157,967 was spent on the ongoing resource confirmation program at the Meager Creek Geothermal project.


Geothermal Project- British Columbia (87% owned)

The economic and regulatory conditions impacting the project were impacted by the recent announcement by the British Columbia government of its new energy plan, "Energy for Our Future: A Plan for B.C.". The energy plan is expected to provide the Geothermal project through access to the transmission grid and wholesale markets, in conjunction with an open and transparent structure for establishing energy prices and transmission rates.

The Company is well positioned to meet the future with an attractive portfolio of projects, a solid balance sheet and treasury. The company's cash position at September 30, 2002, was $2,324,717. On October 22, 2002, the company sold an additional 28,208,412 million shares of Metorex for cash proceeds of $12,656,698. On October 14, 2002, Crew received dividend income from Metorex Limited in the amount of $858,500 (representing dividend income for Crew's 41% shares). The proceeds from the sale of Metorex shares will be used for working capital, further exploration of existing projects and in line with Crew's new strategy to acquire and hold assets directly and focus mainly on precious metals.




                                "Jan A. Vestrum"
                                ----------------
                                President and CEO

--------------------------------------------------------------------------------
    For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211,
email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
       --------------                                             -------------
                  Visit our website at http://www.crewdev.com.
                                       -----------------------


CREW DEVELOPMENT CORPORATION
Consolidated Balance Sheets
(expressed in Canadian dollars)
---------------------------------------------------------------------------------
As at                                               September 30,        June 30,
                                                             2002            2002
                                                      (unaudited)       (audited)
---------------------------------------------------------------------------------
ASSETS
CURRENT
        Cash                                       $   2,324,717    $   4,376,481
        Accounts receivable                              303,413          198,812
        Prepaid expenses                                 193,170          250,389
        Due from Metorex Limited                         868,165        2,263,232
---------------------------------------------------------------------------------
                                                       3,689,465        7,088,914

NALUNAQ MINERAL PROPERTY INTEREST                     36,382,337       34,460,247
INVESTMENT IN METOREX LIMITED                         30,611,211       28,809,532
GEOTHERMAL PROJECT                                     2,771,564        2,613,596
INVESTMENT IN ASIA PACIFIC RESOURCES                   4,950,000        4,950,000
PROPERTY, PLANT AND EQUIPMENT                            840,977          891,347
OTHER MINERAL PROPERTY INTERSTS                        3,340,790        3,245,298
OTHER                                                     27,000           27,000
---------------------------------------------------------------------------------
                                                   $  82,613,344    $  82,085,934
=================================================================================

LIABILITIES

CURRENT
        Accounts payable and accrued liabilities   $   2,789,147    $   2,648,712
        Promissory note                                  154,121             --
        -------------------------------------------------------------------------
                                                       2,943,268        2,648,712

FUTURE INCOME TAXES                                    3,338,484        3,338,484
NON-CONTROLLING INTEREST                               2,307,766        2,324,649
---------------------------------------------------------------------------------
                                                       8,589,518        8,311,845
---------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
        Share capital                                160,114,934      160,114,934
        Share purchase warrants                          275,250          275,250
        Deficit                                      (83,899,132)     (83,846,598)
        Cumulative translation adjustment             (2,467,226)      (2,769,497)
        -------------------------------------------------------------------------
                                                      74,023,826       73,774,089
---------------------------------------------------------------------------------
                                                   $  82,613,344    $  82,085,934
=================================================================================

         See accompanying notes to the Consolidated Financial Statements

   On behalf of the Board:
   Jan Vestrum  Director                                Cameron Belsher- Director
   -----------


CREW DEVELOPMENT CORPORATION
Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

===============================================================================
Three months ended                                September 30    September 30
                                                          2002            2001
------------------------------------------------------------------------------

MINERAL SALES                                    $       --      $ 32,190,581
DIRECT COSTS OF MINERAL SALES                            --       (28,147,957)
AMORTIZATION                                             --        (1,700,897)
------------------------------------------------------------------------------
                                                         --         2,341,727
------------------------------------------------------------------------------

EXPENSES
   Administration, office and general              (1,120,074)     (2,795,275)
   Amorization                                        (58,390)        (19,958)
   Interest                                              --          (228,239)
   Professional fees                                 (304,096)       (163,029)
------------------------------------------------------------------------------
                                                   (1,482,560)     (3,206,501)
------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
   Equity in income of associated companies         1,499,408            --
   Foreign exchange (loss) gain                      (116,863)      1,004,740
   Loss on disposal of assets                         (20,546)           --
   Interest and other income                           51,144         720,758
   Costs related to Mindoro Nickel Project               --          (560,654)
------------------------------------------------------------------------------
                                                    1,413,143       1,164,844
------------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
   NON-CONTROLLING INTEREST                           (69,417)        300,070
------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES
   Current                                               --           698,687
   Future                                                --          (156,481)
------------------------------------------------------------------------------
                                                         --           542,206
------------------------------------------------------------------------------
LOSS BEFORE NON-CONTROLLING INTEREST                  (69,417)       (242,136)
NON-CONTROLLING INTEREST                               16,883        (153,590)
------------------------------------------------------------------------------
NET LOSS                                              (52,534)       (395,726)
DEFICIT, BEGINNING OF FISCAL PERIOD               (83,846,598)    (42,697,223)
------------------------------------------------------------------------------
DEFICIT, END OF FISCAL PERIOD                    $(83,899,132)   $(43,092,949)
==============================================================================

LOSS PER SHARE - BASIC AND DILUTED               $      (0.00)   $      (0.00)
==============================================================================

         See accompanying Notes to the Consolidated Financial Statements

                             CREW DEVELOPMENT CORP.
                        CONSOLIDATED FINANCIAL STATEMENTS
                     FIRST QUARTER ENDED SEPTEMBER 30, 2002
                      (Unaudited - Prepared by Management)

CREW DEVELOPMENT CORPORATION
Consolidated Balance Sheets
(expressed in Canadian dollars)
===============================================================================
As at                                              September 30,       June 30,
                                                            2002           2002
                                                     (unaudited)      (audited)
-------------------------------------------------------------------------------

ASSETS

CURRENT
        Cash                                      $   2,324,717   $   4,376,481
        Accounts receivable                             303,413         198,812
        Prepaid expenses                                193,170         250,389
        Due from Metorex Limited                        868,165       2,263,232
-------------------------------------------------------------------------------
                                                      3,689,465       7,088,914

NALUNAQ MINERAL PROPERTY INTEREST                    36,382,337      34,460,247
INVESTMENT IN METOREX LIMITED                        30,611,211      28,809,532
GEOTHERMAL PROJECT                                    2,771,564       2,613,596
INVESTMENT IN ASIA PACIFIC RESOURCES                  4,950,000       4,950,000
PROPERTY, PLANT AND EQUIPMENT                           840,977         891,347
OTHER MINERAL PROPERTY INTERSTS                       3,340,790       3,245,298
OTHER                                                    27,000          27,000
-------------------------------------------------------------------------------
                                                  $  82,613,344   $  82,085,934
===============================================================================

LIABILITIES

CURRENT
        Accounts payable and accrued liabilities  $   2,789,147   $   2,648,712
        Promissory note                                 154,121            --
        -----------------------------------------------------------------------
                                                      2,943,268       2,648,712

FUTURE INCOME TAXES                                   3,338,484       3,338,484
NON-CONTROLLING INTEREST                              2,307,766       2,324,649
-------------------------------------------------------------------------------
                                                      8,589,518       8,311,845
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
        Share capital                               160,114,934     160,114,934
        Share purchase warrants                         275,250         275,250
        Deficit                                     (83,899,132)    (83,846,598)
        Cumulative translation adjustment            (2,467,226)     (2,769,497)
        -----------------------------------------------------------------------
                                                     74,023,826      73,774,089
-------------------------------------------------------------------------------
                                                  $  82,613,344   $  82,085,934
===============================================================================

         See accompanying notes to the Consolidated Financial Statements

   On behalf of the Board:
   Jan Vestrum  Director                               Cameron Belsher- Director
   -----------

CREW DEVELOPMENT CORPORATION
Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

===========================================================================
Three months ended                             September 30    September 30
                                                       2002            2001
---------------------------------------------------------------------------

MINERAL SALES                                 $       --      $ 32,190,581
DIRECT COSTS OF MINERAL SALES                         --       (28,147,957)
AMORTIZATION                                          --        (1,700,897)
---------------------------------------------------------------------------
                                                      --         2,341,727
---------------------------------------------------------------------------

EXPENSES
   Administration, office and general           (1,120,074)     (2,795,275)
   Amorization                                     (58,390)        (19,958)
   Interest                                           --          (228,239)
   Professional fees                              (304,096)       (163,029)
---------------------------------------------------------------------------
                                                (1,482,560)     (3,206,501)
---------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
   Equity in income of associated companies      1,499,408             --
   Foreign exchange (loss) gain                   (116,863)      1,004,740
   Loss on disposal of assets                      (20,546)            --
   Interest and other income                        51,144         720,758
   Costs related to Mindoro Nickel Project            --          (560,654)
---------------------------------------------------------------------------
                                                 1,413,143       1,164,844
---------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
   NON-CONTROLLING INTEREST                        (69,417)        300,070
---------------------------------------------------------------------------
PROVISION FOR INCOME TAXES
   Current                                            --           698,687
   Future                                             --          (156,481)
---------------------------------------------------------------------------
                                                      --           542,206
---------------------------------------------------------------------------
LOSS BEFORE NON-CONTROLLING INTEREST               (69,417)       (242,136)
NON-CONTROLLING INTEREST                            16,883        (153,590)
---------------------------------------------------------------------------
NET LOSS                                           (52,534)       (395,726)
DEFICIT, BEGINNING OF FISCAL PERIOD            (83,846,598)    (42,697,223)
---------------------------------------------------------------------------
DEFICIT, END OF FISCAL PERIOD                 $(83,899,132)   $(43,092,949)
===========================================================================

LOSS PER SHARE - BASIC AND DILUTED            $      (0.00)   $      (0.00)
===========================================================================

       See accompanying Notes to the Consolidated Financial Statements

CREW DEVELOPMENT CORPORATION
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

================================================================================
Three months ended                                   September 30   September 30
                                                             2002           2001
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Net loss                                          $    (52,534) $   (395,726)
   Add (deduct) items not affecting cash:
      Amortization                                         58,390     1,720,855
      Equity in income of associated companies         (1,499,408)         --
      Loss on disposal of assets                           20,546          --
      Non-controlling interest                            (16,883)      153,590
      Future income taxes                                    --        (156,481)
    Changes in non-cash working capital items             247,174    (2,706,420)
--------------------------------------------------------------------------------
                                                       (1,242,715)   (1,384,182)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Repayments of amounts due from Metorex Limited       1,395,067          --
   Increase in long-term debt                                --       4,344,967
--------------------------------------------------------------------------------
                                                        1,395,067     4,344,967
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Expenditures on Naluanq mineral property interest   (1,922,090)   (3,780,655)
   Expenditures on other mineral property interests       (95,492)      (66,280)
   Acquisition of property, plant and equipment           (28,566)   (4,564,151)
   Expenditures on geothermal property                   (157,968)     (193,520)
   Acquisition of other investments                          --         (21,656)
================================================================================
                                                       (2,204,116)   (8,626,262)
--------------------------------------------------------------------------------
NET CASH OUTFLOW                                       (2,051,764)   (5,665,477)
CASH POSITION, BEGINNING OF PERIOD                      4,376,481    38,795,813
--------------------------------------------------------------------------------
CASH POSITION, END OF PERIOD                         $  2,324,717  $ 33,130,336
================================================================================

REPRESENTED BY:
      Cash                                           $  2,324,717  $ 34,120,388
      Bank indebtedness                                      --        (990,052)
--------------------------------------------------------------------------------
                                                     $  2,324,717  $ 33,130,336
================================================================================

         See accompanying Notes to the Consolidated Financial Statements

CREW DEVELOPMENT CORPORATION
Notes to the consolidated financial statements
For the three months ended September 30, 2002

1. Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") using the accounting policies disclosed in the Company's audited financial statements for the year ended June 30, 2002. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the notes to the Company's audited financial statements for the year ended June 30, 2002. In management's opinion, all adjustments considered necessary for fair presentation have been included in these statements.

2. Segmented information

Three months ended September 30, 2002

                                 Exploration
                                          and      Unallocated
                                  development        corporate
                                   activities             items        Total
                                -------------     -------------    -------------

Mineral sales                   $       --        $       --       $       --

Net income (loss)                   (676,460)          623,926          (52,534)

Additions to capital
assets                             2,183,570            20,546        2,204,116

Total assets at
September 30, 2002                49,399,376        33,213,968       82,613,344



Three months ended September 30, 2001
                                                                                            Exploration
                                                                               Fluorspar            and   Unallocated
                          Antimony/                                            and other    development     corporate
                               Gold         Coal         Zinc        Copper     minerals     activities         items      Total
                       ------------ ------------ ------------ ------------- ------------  -------------  ------------   ------------
Mineral sales           $ 4,367,383   $6,164,447   $4,788,663   $12,691,935   $4,178,153              -             -    $32,190,581

Net income (loss)         (247,373)    (305,528)    (294,824)       431,078      831,312    (1,792,575)       982,184      (395,726)

Additions to capital
assets                       15,390      174,016        6,471     4,062,166      293,644      3,853,152         6,247      8,604,606
Total assets at
September 30, 2001       12,260,534   11,984,705    9,910,940    73,467,325   31,380,288     63,751,259    16,865,690    219,620,741


CREW DEVELOPMENT CORPORATION
Notes to the consolidated financial statements
For the three months ended September 30, 2002

3. Subsequent event


     On October 22,2002, the Company announced that it had sold additional shares of Metorex for cash proceeds of approximately $12.6 million. As a result of this transaction, the Company's interest in Metorex was reduced from 41% to 21%.

     On October 4, 2002, Metorex declared a dividend of Rand 0.10 cents to be paid October 14, 2002. Crew`s 41% share of dividend income received amounted to CAD $ 858,500.

Management's Discussion and Analysis

Results of Operations:

The results of operations for the three months ended September 30,2002, in summary, compared with the three months ended September 30, 2001, were as follows:

     In thousands (all figures expressed in Canadian dollars)      Three months        Three months
                                                                          ended               ended
                                                                  September 30,        September 30,
                                                                          2002                 2001
                                                                ---------------    ----------------
     Head office interest and other income                                   51                159
     Administrative costs (excluding African operations)                 (1,485)            (1,178)
     Foreign exchange (loss) gain                                          (117)             1,005
     African operations                                                   1,499                179
     Costs relating to Mindoro Nickel Project                              --                 (561)
                                                                ===============    ===============
     Net loss for the year                                      $           (52)   $          (396)
                                                                ===============    ===============

For the three months ended September 30, 2002, the Company incurred a net loss of $52,534 ($0.00 per share), compared with a net loss of $395,726 ($0.00 per share) for the three months ended September 30, 2001.

The Company's 41% share of net income from Metorex, its African operations, amounted to $1,499,408 for the three months ended September 30, 2002 (at September 30, 2002, the Company's 41% investment in Metorex was accounted for using the equity method). During the last two months of the year ended June 30, 2002, the Company accounted for its 41% investment in Metorex using the equity method. The equity income for the two months ended June 30, 2002 amounted to $ 1,549,819. In comparison for the three months ended September 30, 2001, the company consolidated its 53% interest in Metorex in the financial statements, the net income for the period amounted to $ 179,000. The performance of the Metorex operations was assisted by an increase in revenues by 34%, which was assisted by increased sales volumes from the coal and antimony, improved commodity prices and the devaluation of the Rand/US dollar exchange rate.

The net loss for the three months ended September 30, 2002, includes realized foreign exchange loss of $116,863, compared with an unrealized foreign exchange gain of $1,004,740 for the three months ended September 30, 2001. The unrealized gains in 2001 were due primarily to the company holding significant cash balances denoted in denominated in Norwegian krone, which strengthened against the Canadian dollar during the quarter ended September 30, 2001.

Administrative, office and general expenses for the three months ended September 30, 2002, amounted to $1,120,074, compared with $ 2,795,275 for the three months ended September 30, 2001, of which $1,801,056 arises on consolidation of

Metorex. Professional fees for the three months ended September 30, 2002, amounted to $304,096, compared to $163,029 for the three months ended September 30, 2001. The primary increase in the professional fees relate to Standard Bank financing and formation of the new company for the Nalunaq Gold project.

Liquidity and Capital Resources

Cash on hand at September 30, 2002 amounted to $ 2,327,717 (June 30, 2002 - $ 4,376,481).

During the three months ended September 30, 2002, the Company used $1,242,715 in cash from operating activities. The net loss of $52,534, included amortization of $58,390, and Non-controlling interest of $16,883. Included in the net loss for the period was non-cash equity income from Metorex of $1,499,408.

With respect to the changes in working capital the primary source of the increase in cash was due to an increase in accounts payables and accrued liabilities accompanied by a promissory note. The net cash generated by changes in working capital amounted to $247,174. The current period financing activities generated cash of $1,395,067, from repayment of amounts due from Metorex Limited.

During the three months ended September 30, 2002, the Company used $2,204,116 in investing activities. The Company invested $1,922,090, in advancing the Nalunaq Gold project. The Company also invested $95,492 on a new mineral property in Northern Norway, Ringvassoy Gold project. In addition $157,967 was spent on the ongoing resource confirmation program at the Meager Creek Geothermal project. The company acquired property, plant and equipment in the amount of $ 28,566.

Share Capital
At September 30, 2002, there were 250,000,000 common shares authorized of which 138,664,295 are issued and outstanding. At September 30, 2002, there were 10,150,000 options to purchase common shares outstanding.

Exploration

Nalunaq Gold project

Crew together with Nuna Minerals, is in the final stages of planning the commencement of production at Nalunaq Gold Mine. The Greenland authorities are currently reviewing the feasibility and the environmental impact studies, and a mining permit is pending. Nalunaq has an existing stockpile, including this year's summer program, containing approximately 28,000 oz of gold. Mine construction is expected to start in the first half of 2003, with an average annual production projected at 90,000 oz at a cash operating cost of USD $168 per oz.

On November 6, 2002, the Company announced that based on testing of samples submitted and metallurgical reports a Memorandum of Understanding with Richmont Mines Inc. ("Richmont") has been signed for the treatment of high-grade ore shipped from Crew's Nalunaq Gold Mine in southern Greenland, which is conditional to the signing of a formal custom milling agreement. The processing will take place at Richmont's Nugget Pond Mill facility in Newfoundland. The Memorandum of Understanding outlines the general terms and conditions for a custom milling agreement between Crew and Richmont where ore from Nalunaq will be processed in batches of 10,000 dry tonnes minimum, at a fixed unit cost per dry tonne for Crew. After the processing of the stockpile, Crew will have the option to use excess capacity at the Nugget Pond Mill for the period of 2004 to 2007. Crew will provide and have ownership of a modular gravity circuit to be integrated at the front end of the processing circuit, as well as delivering the ore to an ore pad at the mill site. Independent consultants Strathcona Minerals will represent Crew in all matters related to tonnage, grade control and gold inventory.

Ringvassoy Gold project - Norway

The Ringvassoy gold project is found in an Archean Greenstone belt, in Northern Norway. The gold mineralization is associated with quartz veining and previous exploration has revealed widespread occurrence of anomalous gold in stream sediments. The Company has entered into a 50% earn in agreement with Northern Shield Resources Inc, a private Canadian junior exploration company, for completing exploration work amounting to CAD $750,000 over two years. During the three months ended September 30, 2002, the company invested $95,492 in the project.

North Pacific GeoPower - Geothermal Project- British Columbia (87% owned)

During the three months ended September 30, 2002, $157,967 was spent on the ongoing resource confirmation program at the Meager Creek Geothermal project.

A geophysical survey program and a three-hole core-drilling program were conducted during the year. The results of the technical program provided strong evidence for the presence of a large, high temperature geothermal reservoir at relatively shallow depth. North Pacific intends to conduct a confirmation well program during summer 2003 and is initiating the planning, design, financing and permitting process. The results of the confirmation well program will be incorporated into a feasibility study to assess the project economics and environmental considerations.

The economic and regulatory conditions impacting the project were impacted by the recent announcement by the British Columbia government of its new energy plan, "Energy for Our Future: A Plan for B.C.". The energy plan is expected to provide the Geothermal project through access to the transmission grid and wholesale markets, in conjunction with an open and transparent structure for establishing energy prices and transmission rates.

The energy plan stated that B.C. Hydro Corp, the provincial Crown corporation presently responsible for the majority of power generation and transmission in the province, will be split into two separate Crown corporations. B.C.Hydro will continue as a power generator but its role will be limited to upgrading its existing generation facilities. Independent, privately - owned power producers ("IPPs") such as North Pacific GeoPower will be responsible for developing new generation in the province. A new Crown corporation - B.C. Hydro Transmission Corp. - will be formed to operate the transmission system and will provide non-discriminatory access to the system by IPPs.

Energy prices and transmission rates will be established in a fair, open and transparent manner by an independent regulator, the B.C. Utilities Commission. IPPs will be able to compete with distributors to sever all or a portion of a large consumer's requirements and to sell directly into regional wholesale markets in Canada and the United States.

Outlook
Over the last six months the Company has changed its strategy from having the ambition of becoming a broadly diversified multi-commodity mining company to focus primarily on precious metals. This change in strategy is a result of a management and board evaluation of where the main potential for near tem income is, as well as where the company can see further growth based on the companies own financial and human resources. Management will focus on identifying new projects with near term cash flow potential as well as develop existing assets.

It is management's view that Crew is well positioned to meet the future with an attractive portfolio of projects, a solid balance sheet and treasury. The company's cash position at September 30, 2002, was $2,324,717. On October 22, 2002, the company sold an additional 28,208,412 million shares of Metorex for cash proceeds of $12,656,698. The proceeds from the sale of Metorex shares will be used for working capital, further exploration of existing projects and in line with Crew's new strategy to acquire and hold assets directly and focus mainly on precious metals.

                                      CREW
                            DEVELOPMENT CORPORATION







November 29, 2002

B.C. Securities Commission
Executive Director
701 W. Georgia Street, 9th Floor
Vancouver, BC V7Y 1L2


Dear Sirs\Mesdames:


RE: CREW DEVELOPMENT CORPORATION
    MAILING ON NOVEMBER 29, 2002


     We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all persons on the supplementary Mailing List.

     o Interim Financial Statements for the First Quarter Ending September 30, 2002



     Yours truly,

     CREW DEVELOPMENT CORPORATION




     Rupi Khanuja,
     Corporate Controller



cc: Toronto Stock Exchange                     cc: Farris Vaughan Wills & Murphy
cc: Ontario Securities Commission              cc: Deloitte & Touche
cc: EBS Executive Business Services            cc: Pacific Corporate Trust

--------------------------------------------------------------------------------
#400 - 837 West Hastings Street                        Telephone: 604 683 7585
Vancouver, BC    V6C  3N6                              Facsimile: 604 682 0566
                                                       Toll Free: 1 866 818 2211

                         Website: http://www.crewdev.com
                            e-mail: info@crewdev.com